Exhibit 99.43

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1 – Identity of Company

1.1 – Name and Address of Company

Norbord Inc. (“Norbord”)

1 Toronto Street

Suite 600

Toronto, Ontario M5C 2W4

1.2 – Executive Officer

Robin Lampard

Senior Vice President and Chief Financial Officer

(416) 365-0705

Item 2 – Details of Acquisition

2.1 – Nature of Business Acquired

On March 31, 2015, Norbord acquired all of the issued and outstanding common shares (the “Ainsworth Shares”) of Ainsworth Lumber Co. Ltd. (“Ainsworth”) pursuant to a court-approved plan of arrangement under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “Arrangement”), pursuant to which Ainsworth became a direct wholly-owned subsidiary of Norbord.

Ainsworth is a corporation governed by the Business Corporations Act (British Columbia) and is a leading manufacturer and marketer of oriented strand board (“OSB”) with a focus on value-added specialty products for markets in North America and Asia. Ainsworth produces and markets a wide range of commodity and value-added OSB products with a strategic emphasis on value-added products which generally exhibit more stable pricing and command a premium price over commodity sheathing products. Ainsworth sells its products in North America and offshore export markets, primarily Japan, and owns four OSB manufacturing facilities located in Alberta, British Columbia and Ontario.

Prior to the Arrangement, the Ainsworth Shares were listed on the Toronto Stock Exchange. On April 2, 2015 the shares were delisted. Ainsworth ceased to be a reporting issuer in the province of British Columbia on May 22, 2015 and has applied for non-reporting status in the other provinces of Canada.

2.2 – Acquisition Date

March 31, 2015

2.3 – Consideration

Pursuant to the Arrangement, Ainsworth shareholders received 0.1321 of a common share of Norbord (a “Norbord Share”) for each Ainsworth Share held. Based on the number of Ainsworth Shares outstanding as at March 31, 2015, approximately 31.8 million Norbord Shares were issued to former Ainsworth Shareholders.

2.4 – Effect on Financial Position

See the unaudited pro forma condensed combined financial statements of Norbord included in Schedule A for information on the effect of the Arrangement on Norbord’s financial position.

2.5 – Prior Valuations

In connection with the Arrangement, as required by Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”):

1.	The independent committee of the Ainsworth Board of Directors received a formal valuation prepared by BMO Capital Markets in accordance with and pursuant to MI 61-101 that, among other things, provided a valuation of the Norbord Shares and Ainsworth Shares (the “BMO Formal Valuation”). The BMO Formal Valuation concluded that, subject to the analysis, scope of review, assumptions and limitations, and other matters set out therein, as at December 7, 2014, in the opinion of BMO Capital Markets the exchange ratio based on the fair market values of Norbord Shares and Ainsworth Shares is in the range of 0.1268 to 0.1386 of a Norbord Share per Ainsworth Share.

2.	The independent committee of the Norbord Board of Directors received a formal valuation prepared by TD Securities Inc. in accordance with and pursuant to MI 61-101 that, among other things, provided a valuation of the Ainsworth Shares (the “TD Formal Valuation”). The TD Formal Valuation concluded that, based upon and subject to the scope of review, assumptions, qualifications, limitations and other matters set out therein, as at December 7, 2014, the fair market value of each Ainsworth Share was in the range of $3.60 to $4.40.

The full text of the BMO Formal Valuation and the TD Formal Valuation, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection therewith, are annexed to the joint management information circular of Norbord and Ainsworth dated December 18, 2014 as Appendix H and Appendix I, respectively, and are available for review on SEDAR at www.sedar.com.

2.6 – Parties to Transaction

The parties to the Arrangement were Norbord and Ainsworth. Prior to the completion of the Arrangement, Brookfield Asset Management Inc. (“Brookfield”) and its affiliated entities beneficially owned or exercised control or direction over approximately 52% and 55% of the issued and outstanding Norbord Shares and Ainsworth Shares, respectively.

In respect of Ainsworth, the Arrangement was a “business combination” within the meaning of MI 61-101. MI 61-101 requires an issuer to obtain certain formal valuations for certain business combinations and related party transactions, and also requires an issuer seek minority approval before completing a business combination or a related party transaction.

As such, the Arrangement was subject to minority approval and was the subject of the BMO Formal Valuation in respect of the Ainsworth Shares and the Norbord Shares. The details of the BMO Formal Valuation are described above. At a special meeting of Ainsworth shareholders held on January 27, 2015, the Arrangement was approved by approximately 99.99% of the votes cast by all of the Ainsworth shareholders and optionholders and approximately 99.98% of the votes cast by minority shareholders of Ainsworth.

In addition, as the issuance of Norbord Shares to Brookfield was considered a “related party transaction” in respect of Norbord, Norbord was required to seek minority approval and obtained the TD Formal Valuation in respect of the Ainsworth Shares, as required by MI 61-101. Norbord was not required to obtain a formal valuation of the Norbord Shares. The details of the TD Formal Valuation are described above. At a special meeting of Norbord shareholders held on January 27, 2015, the Arrangement was approved by approximately 99.46% of the votes cast by all of the Norbord shareholders and approximately 98.45% of the votes cast by minority shareholders of Norbord.

Brookfield may be considered an “interested party” or a “related party of an interested party” (as such terms are defined in MI 61-101) in respect of the Arrangement, and accordingly, the votes attached to the Ainsworth Shares and Norbord Shares held by Brookfield, its directors and senior officers and any affiliate of, or person acting jointly or in concert with, any of the foregoing or any other related party of Brookfield within the meaning of MI 61-101, were excluded in determining the minority approvals in respect of Ainsworth and Norbord described above.

2.7 – Date of Report

June 5, 2015

Item 3 – Financial Statements and other Information

The following financial statements are attached as Schedule A to this business acquisition report:

Unaudited Pro Forma Financial Statements of Norbord

•	Unaudited pro forma condensed combined statement of financial position of Norbord as at March 28, 2015; and

•	Unaudited pro forma condensed combined statements of earnings of Norbord, as well as pro forma earnings per share, for the year ended December 31, 2014 and the three months ended March 28, 2015.

Historical Financial Statements of Ainsworth

•	Audited consolidated financial statements of Ainsworth as at and for the year ended December 31, 2014; and

•	Unaudited condensed interim consolidated financial statements of Ainsworth as at and for the three months ended March 31, 2015.

Schedule A

Index to Financial Statements

Unaudited Pro Forma Condensed Combined Financial Statements of Norbord
Unaudited pro forma condensed combined financial statements of Norbord as at March 28, 2015 and for the year ended December 31, 2014 and the three months ended March 28, 2015	A-2

Historical Financial Statements of Ainsworth
Audited consolidated financial statements of Ainsworth as at and for the year ended December 31, 2014	A-10

Unaudited condensed interim consolidated financial statements of Ainsworth as at and for the three months ended March 31, 2015	A-47